11/15

Follow-Up Materials

05013664

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-5 **FISCAL YEAR:** ____

(03/94)

83-5

RECEIVED
2005 NOV 15 P 4:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IFC

INTERNATIONAL FINANCE CORPORATION

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH, D.C. 192

Consolidated Condensed Quarterly Financial Statements September 30, 2005 (Unaudited)

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

September 30, 2005 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEET

as of September 30, 2005 (unaudited) and June 30, 2005

(US$ millions)

	September 30	June 30
Assets		
Due from banks	$ 258	$ 139
Time deposits	2,549	1,799
Trading securities	14,917	14,561
Securities purchased under resale agreements	6,444	6,282
Loans	10,240	9,973
Less: Reserve against losses on loans - Note B	(960)	(989)
Net loans	9,280	8,984
Equity investments	2,479	2,505
Total loans and equity investments disbursed and outstanding	11,759	11,489
Derivative assets	1,341	1,516
Receivables and other assets	3,627	3,774
Total assets	**$ 40,895**	**$ 39,560**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 10,846	$ 9,321
Borrowings withdrawn and outstanding		
From market sources	15,755	15,304
From International Bank for Reconstruction and Development	103	55
Total borrowings	15,858	15,359
Derivative liabilities	1,159	2,332
Payables and other liabilities	2,812	2,750
Total liabilities	30,675	29,762
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,365	2,365
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,364	2,364
Accumulated other comprehensive income	1	1
Retained earnings	7,855	7,433
Total capital	10,220	9,798
Total liabilities and capital	**$ 40,895**	**$ 39,560**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED INCOME STATEMENT

for the three months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited)

(US$ millions)

	2005	2004
Interest income		
Interest and financial fees from loans	$ 196	$ 145
Interest from time deposits and securities	134	121
Total interest income	330	266
Interest expense		
Charges on borrowings	125	51
Total interest expense	125	51
Net interest income	**205**	**215**
Net gains (losses) on trading activities	4	(51)
Net income from equity investments – Note E	331	100
Release of provision for losses on loans and guarantees – Note B	18	29
Net income from loans, equity investments and trading activities	**558**	**293**
Noninterest income		
Service fees	11	8
Other income	12	8
Total noninterest income	23	16
Noninterest expense		
Administrative expenses – Note F	116	104
Pension and other postretirement benefit plan expense	7	3
Translation adjustments, net	2	3
Other expenses	7	1
Total noninterest expense	132	111
Income before expenditures for technical assistance and advisory services and net (losses) gains on other financial instruments	**449**	**198**
Expenditures for technical assistance and advisory services – Note G	19	19
Net (losses) gains on other financial instruments – Note D	(8)	61
Net income	**$ 422**	**$ 240**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

for the three months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited)

(US$ millions)

	2005	2004
Net income	$ 422	$ 240
Other comprehensive income		
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	-
Total comprehensive income	$ 422	$ 240

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN CAPITAL

for the three months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited)

(US$ millions)

	Retained earnings							
	Undesignated	Designated for technical assistance and advisory services	Designated for performance-based grants	Total	Accumulated other comprehensive income	Capital stock	Payments received on account of pending subscriptions	Total capital
At June 30, 2005	$ 6,871	$ 312	$ 250	$ 7,433	$ 1	$ 2,364	$ -	$ 9,798
Three months ended September 30, 2005								
Net income	422			422				422
Expenditures for technical assistance and advisory services - Note G	19	(19)		-				-
Other comprehensive income	-		-	-				-
At September 30, 2005	$ 7,312	$ 293	$ 250	$ 7,855	$ 1	$ 2,364	$ -	$ 10,220
At June 30, 2004	$ 5,193	$ 225	$ -	$ 5,418	$ 2	$ 2,361	$ 1	$ 7,782
Three months ended September 30, 2004								
Net income	240			240				240
Expenditures for technical assistance and advisory services - Note G	19	(19)		-				-
Other comprehensive income	-		-	-				-
At September 30, 2004	$ 5,452	$ 206	$ -	$ 5,658	$ 2	$ 2,361	$ 1	$ 8,022

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

for the three months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited)

(US$ millions)

	2005	2004
Cash flows from loans and equity investment activities		
Loan disbursements	$ (861)	$ (593)
Equity disbursements	(53)	(86)
Loan repayments	593	367
Equity redemptions	-	8
Sales of loan and equity investments	320	147
Net cash used in investing activities	**(1)**	**(157)**
Cash flows from financing activities		
Drawdown of borrowings	182	109
Repayment of borrowings	(625)	(149)
Net cash used in financing activities	**(443)**	**(40)**
Cash flows from operating activities		
Net income	422	240
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized capital gains on equity sales	(251)	(81)
Unrealized income from LLPs and certain LLCs	(36)	-
Equity investment impairment write-downs	16	23
Release of losses on loans and guarantees	(18)	(29)
Translation adjustments, net	2	3
Net losses (gains) on other financial instruments	8	(61)
Change in accrued income on loans, time deposits and securities	248	(35)
Change in payables and other liabilities	966	3,186
Change in receivables and other assets	333	(2,556)
Net cash provided by operating activities	**1,690**	**690**
Change in cash and cash equivalents	1,246	493
Effect of exchange rate changes on cash and cash equivalents	(21)	10
Net change in cash and cash equivalents	1,225	503
Beginning cash and cash equivalents	16,499	15,303
Ending cash and cash equivalents	**$ 17,724**	**$ 15,806**
Composition of cash and cash equivalents		
Due from banks	$ 258	$ 81
Time deposits	2,549	1,756
Securities held in trading portfolio	14,917	13,969
Total cash and cash equivalents	**$ 17,724**	**$ 15,806**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ 9	$ 8
Borrowings	(176)	120

The notes to consolidated condensed financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated condensed financial statements include the financial statements of the Corporation and two variable interest entities (VIEs) in which the Corporation has been deemed to be the primary beneficiary (see Note J). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP).

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with the Corporation's audited consolidated financial statements as of and for the year ended June 30, 2005 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Consolidated Balance Sheet as of June 30, 2005, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2005.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2006.

Use of estimates - The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2005 and June 30, 2005. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in net gains and losses on other financial instruments in the income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination costs are expensed as incurred. Loan origination fees are recognized in income when received. The net of loan origination fees and loan origination costs is considered insignificant. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Reserve against losses on loans - The Corporation recognizes portfolio impairment on loans in the balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees and as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs).

Revenue recognition on equity investments – Direct equity investments and certain investments in investment companies are carried at cost less impairment. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133. The Corporation's investments in limited LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investment in its unincorporated oil and gas joint ventures.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

Impairment of equity investments – Every cost method equity investment is assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment, until it is sold.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Funding Mechanism for Technical Assistance and Advisory Services - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services. The funding mechanism is used to finance the Corporation's technical assistance and advisory activities. Amounts designated for technical assistance and advisory services are determined based on the Corporation's annual operating income in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for the various approved technical assistance and advisory projects are recorded as expenses in the Corporation's income statement in the year in which they occur and have the effect of reducing retained earnings designated for technical assistance and advisory services.

Performance-Based Grants Initiative - In the year ended June 30, 2005, IFC began the analysis to create a program to fund performance-based grants, targeted at specified industries in developing countries. Because the decision to proceed with this program was still under review by the Board at June 30, 2005, IFC designated $250 million of retained earnings for the program at June 30, 2005, but has not yet

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

allocated or disbursed any amount under the program.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits, and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on other financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments, and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net gains (losses) on other financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features.. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

net gains and losses on other financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in expense from pension and other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Accounting and financial reporting developments - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with VIE. An entity that will absorb a majority of VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

Note J provides further details regarding the Corporation's variable interests in VIEs.

In addition, during the three months ended September 30, 2005, FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position or results of operations of the Corporation.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – RESERVE AGAINST LOSSES ON LOANS

Loans on which the accrual of interest has been discontinued amounted to $638 million at September 30, 2005 ($634 million - June 30, 2005). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2005 totaled $9 million ($19 million – three months ended September 30, 2004). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2005 was $1 million ($9 million – three months ended September 30, 2004).

Changes in the reserve against losses on loans for the three months ended September 30, 2005 and the year ended June 30, 2005 are summarized below (US$ millions):

	September 30, 2005	June 30, 2005
Beginning balance	$ 989	$ 1,367
Release of provisions for losses	(18)	(259)
Other adjustments	(11)	(119)
Ending balance	$ 960	$ 989

Release of provision for losses on loans and guarantees in the income statement for the three months ended September 30, 2005 includes $nil million in respect of guarantees ($4 million - three months ended September 30, 2004). At September 30, 2005 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $13 million ($13 million - June 30, 2005).

Other adjustments comprise loan write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

NOTE C – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2005 totaled $971 million ($998 million – June 30, 2005). Guarantees of $324 million that were outstanding at September 30, 2005 ($291 million – June 30, 2005), were not included in loans on the Corporation's Balance Sheet. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE D – NET (LOSSES) GAINS ON OTHER FINANCIAL INSTRUMENTS

Net (losses) gains on other financial instruments for the three months ended September 30, 2005 and 2004 comprises (US$ millions):

	2005	2004
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ 23	$ 25
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(31)	37
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	-	(1)
Net (losses) gains on other financial instruments	$ (8)	$ 61

NOTE E – NET INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2005 and 2004 comprise the following (US$ millions):

	2005	2004
Realized capital gains on equity sales	$ 251	$ 81
Dividends and profit participations	66	49
Unrealized income from LLPs and certain LLCs	36	-
Equity investment impairment write-downs	(16)	(23)
Custody and other fees	(1)	-
Net losses on equity-related derivatives	(5)	(7)
Total income from equity investments	$ 331	$ 100

Dividends and profit participations include $28 million ($29 million - three months ended September 30, 2004) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of significant accounting and related policies."

An analysis of the Corporation's major components of income and expense by business segment for the three months ended September 30, 2005 and 2004 is given below (US$ millions):

	2005		
	Client services	Treasury services	Total
Interest income	$ 196	$ 134	$ 330
Charges on borrowings	(66)	(59)	(125)
Net gains on trading activities	-	4	4
Net income from equity investments	331	-	331
Release of provision for losses on loans and guarantees	18	-	18
Service fees	11	-	11
Administrative expenses	(115)	(1)	(116)
Other non interest income and expense	(4)	-	(4)
Income before expenditures for technical assistance and advisory services and net losses on other financial instruments	**371**	**78**	**449**
Expenditures for technical assistance and advisory services	(19)	-	(19)
Net losses on other financial instruments	-	(8)	(8)
Net income	$ 352	$ 70	$ 422

	2004		
	Client services	Treasury services	Total
Interest income	$ 145	$ 121	$ 266
Charges on borrowings	1	(52)	(51)
Net gains and losses on trading activities	-	(51)	(51)
Net income from equity investments	100	-	100
Release of provision for losses on loans and guarantees	29	-	29
Service fees	8	-	8
Administrative expenses	(103)	(1)	(104)
Other non interest income and expense	1	-	1
Income before expenditures for technical assistance and advisory services and net (losses) gains on other financial instruments	**181**	**17**	**198**
Expenditures for technical assistance and advisory services	(19)	-	(19)
Net (losses) gains on other financial instruments	(13)	74	61
Net income	$ 149	$ 91	$ 240

NOTE G – TECHNICAL ASSISTANCE AND ADVISORY SERVICES

Through June 30, 2005, $350 million has been designated for the funding mechanism for technical assistance and advisory services and there were expenditures under the technical assistance and advisory services funding mechanism totaling $38 million in the year ended June 30, 2005. In the three months ended September 30, 2005, the Corporation has recorded expenditures for technical assistance and advisory services totaling $19 million ($19 million – three months ended September 30, 2004). At September 30, 2005, retained earnings designated for technical assistance and advisory services totaled $293 million.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H — PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IBRD's net periodic pension costs are included in Administrative Expenses on the Condensed Statement of Income. IDA, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three months ended September 30, 2005 and September 30, 2004:

	Three Months Ended September 20, 2005 (Unaudited)		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 15	$ 2	$ 1
Interest cost	25	2	*
Expected return on plan assets	(39)	(2)	-
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss (gain)	2	1	*
Net periodic pension cost	$ 3	$ 3	$ 1

* Less than $0.5 million

	Three Months Ended September 20, 2004 (Unaudited)		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 12	$ 1	$ *
Interest cost	25	2	*
Expected return on plan assets	(36)	(2)	-
Amortization of prior service cost	1	*	*
Amortization of unrecognized net loss (gain)	*	*	*
Net periodic pension cost	$ 2	$ 1	$ *

* Less than $0.5 million

At September 30, 2005, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during fiscal year 2006 remained unchanged from that disclosed in the June 30, 2005 financial statements: $47 million for the SRP and $12 million for the RSBP.

NOTE I – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – VARIABLE INTEREST ENTITIES

The Corporation has identified five VIEs in which the Corporation is deemed to be the primary beneficiary.

Two entities have been consolidated into IFC's financial statements as of September 30, 2005. The two entities are securitization vehicles in the Finance and Insurance sector in the Latin America and Caribbean Region. IFC has issued a financial guarantee against the senior debt securities of the securitization vehicles. The securitization vehicles meet the definition of a VIE. Accordingly, the financial guarantees issued by IFC have been deemed to absorb the majority of the expected losses of the securitization vehicles, and IFC is, therefore, deemed to be the primary beneficiary. As a result of the consolidation, IFC has included assets of $77 million in receivables and other assets and liabilities of $77 million in payables and other liabilities in its balance sheet; there was no material impact on the Corporation's results of operations or cash flows associated with the consolidation.

The remaining three entities have not been consolidated into IFC's financial statements as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the Asia region in the primary metals sector. Based on the most recent financial data available, total net assets of the three entities is $11 million.

The Corporation has identified ten investments in VIEs in which the Corporation is not the primary beneficiary, but in which it is deemed to hold significant variable interests. The Corporation's total investment in these entities, comprising disbursed and committed but undisbursed balances, which correspond to the maximum exposure to loss the Corporation has as a result of its involvement, was $59 million at September 30, 2005. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

	September 30, 2005		
	Loans	Equity investments	Total
Asia	$ -	$ 13	$ 13
Europe and Central Asia	9	5	14
Africa	-	2	2
Middle East and North Africa	2	-	2
Other	-	28	28
Total VIE investments	$ 11	$ 48	$ 59

	September 30, 2005		
	Loans	Equity investments	Total
Collective investment vehicles	$ -	$ 35	$ 35
Finance and insurance	-	13	13
Accommodation and tourism services	9	-	9
Textiles, apparel and leather	2	-	2
Total VIE Investments	$ 11	$ 48	$ 59

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $440 million.

In addition, based on the exhaustive review of its loan, equity and guarantee portfolio, the Corporation has identified ten investments in VIEs in which the Corporation is not the primary beneficiary, but in which it is reasonably possible the Corporation could be deemed to hold significant variable interests. The Corporation's total investment in these entities, comprising disbursed and committed but undisbursed balances, which correspond to the maximum exposure to loss the Corporation has as a result of its involvement, was $109 million at September 30, 2005. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

	September 30, 2005		
	Loans	Equity investments	Total
Sub-Saharan Africa	$ 42	$ 7	$ 49
Middle East and North Africa	30	-	30
Latin America and Caribbean	13	-	13
Asia	10	-	10
Europe and Central Asia	6	1	7
Total VIE Investments	$ 101	$ 8	$ 109

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	September 30, 2005		
	Loans	Equity investments	Total
Oil, gas and mining	$ 59	$ 7	$ 66
Food and beverages	18	-	18
Transportation and warehousing	13	-	13
Agriculture & Forestry	10	-	10
Finance and insurance	1	1	2
Total VIE Investments	**$ 101**	**$ 8**	**$ 109**

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $563 million.

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheet of the International Finance Corporation (IFC) as of September 30, 2005, and the related consolidated condensed income statements, statements of comprehensive income, statements of changes in capital, and statements of cash flows for the three-month periods ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the IFC's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2005, and the related income statement, statement of comprehensive income, statement of changes in capital, and statement of cash flows for the fiscal year then ended (not presented herein); and in our report dated July 28, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

November 11, 2005

International Finance Corporation

Reporting To SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
For the Quarter Ending		**Sep 30, 2005**			
New Market Borrowings					
06_01XXXXX	JPY	500,000,000.00	4,568,504.73	0.00	16-Aug-05
06_02XXXXX	JPY	600,000,000.00	5,482,205.67	0.00	16-Aug-05
06_04XXXXX	JPY	500,000,000.00	4,562,251.93	5.81	06-Sep-05
06_05XXXXX	JPY	500,000,000.00	4,548,762.74	0.00	14-Sep-05
06_06XXXXX	JPY	500,000,000.00	4,508,159.77	0.00	15-Sep-05
Total for Currency	**JPY**	**2,600,000,000.00**	**23,669,884.84**		
06_03XXXXX	ZAR	700,000,000.00	108,443,069.00	6.85	18-Aug-05
Total for Currency	**ZAR**	**700,000,000.00**	**108,443,069.00**		
TOTAL NEW MARKET BORROWINGS			**132,112,953.84**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

New IBRD Borrowings

047970_01X	SAR	187,500,000.00	50,000,000.00	4.46	07-Jul-05
Total for Currency	**SAR**	**187,500,000.00**	**50,000,000.00**		
TOTAL NEW IBRD BORROWINGS			**50,000,000.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
Matured Market Borrowings					
03_35XXXXX	AUD	111,000,000.00	84,354,450.00	5.29	27-Jul-05
Total for Currency	**AUD**	**111,000,000.00**	**84,354,450.00**		
03_34XXXXX	EUR	6,000,000.00	7,239,300.00	3.69	27-Jul-05
Total for Currency	**EUR**	**6,000,000.00**	**7,239,300.00**		
01_45_B1XX	JPY	1,000,000,000.00	8,989,976.18	0.00	26-Sep-05
01_54_B1XX	JPY	1,000,000,000.00	8,906,702.29	0.00	20-Jul-05
02_13_B1XX	JPY	1,600,000,000.00	14,420,260.47	0.00	05-Jul-05
03_06_B1XX	JPY	1,500,000,000.00	13,575,274.90	0.00	23-Aug-05
03_38_B1XX	JPY	1,000,000,000.00	8,972,633.47	0.00	15-Jul-05
03_41_B1XX	JPY	1,800,000,000.00	15,942,606.62	0.00	22-Jul-05
03_46_B1XX	JPY	1,000,000,000.00	8,884,150.68	0.00	29-Jul-05
03_47_B1XX	JPY	2,800,000,000.00	25,123,373.71	0.00	08-Aug-05
03_49_B1XX	JPY	2,000,000,000.00	18,027,762.75	6.88	12-Aug-05
03_50_B1XX	JPY	1,000,000,000.00	9,013,881.38	7.70	12-Aug-05
03_53_B1XX	JPY	4,400,000,000.00	39,479,587.26	0.00	08-Aug-05
03_55_B1XX	JPY	1,000,000,000.00	9,058,381.27	0.00	22-Aug-05
03_57_B1XX	JPY	1,600,000,000.00	14,513,786.78	0.00	15-Aug-05
03_64_B1XX	JPY	1,100,000,000.00	10,021,865.89	0.00	19-Aug-05
03_66_B1XX	JPY	2,200,000,000.00	19,910,403.19	0.00	23-Aug-05
03_67_B1XX	JPY	1,000,000,000.00	9,042,408.90	0.00	12-Sep-05
03_76_B1XX	JPY	1,100,000,000.00	9,888,973.79	0.00	26-Sep-05
96_01XXXXX	JPY	10,000,000,000.00	90,460,898.28	4.72	31-Aug-05
96_03XXXXX	JPY	2,000,000,000.00	17,768,301.35	3.87	29-Jul-05
Total for Currency	**JPY**	**39,100,000,000.00**	**352,001,229.14**		
02_20_B1XX	USD	30,000,000.00	30,000,000.00	0.00	25-Jul-05
02_27_B1XX	USD	88,000,000.00	88,000,000.00	0.00	15-Aug-05
03_33XXXXX	USD	27,000,000.00	27,000,000.00	3.31	27-Jul-05
04_10_B3XX	USD	20,000,000.00	20,000,000.00	1.00	12-Jul-05
05_05_B1XX	USD	15,000,000.00	15,000,000.00	4.51	19-Aug-05
Total for Currency	**USD**	**180,000,000.00**	**180,000,000.00**		
TOTAL MATURED MARKET BORROWINGS			623,594,979.14		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Sep-05
004210_04X	USD	312,500.00	312,500.00	5.58	01-Jul-05
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jul-05
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		